October 25, 2007

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street NE

Washington, DC 20549-7010

Attention: Ms. April Sifford Dear Ms. Sifford:

Re: FEC Resources Inc. Form 20 F for the Fiscal Year Ended December 31, 2006 Filed July 13, 2007 File No. 000-17729

Further to our last letter, we would like to set up a conference call to go over a comment in your letter. Our auditor is back in the office on Friday and so we would like to call you Monday with possible times for a call so that they may attend as well.

Yours truly, FEC Resources Inc.

“signed”

Riaz Sumar Director and Chief Financial Officer